Exhibit 99.2

Greenfire Resources Reports Voting Results from 2026 Annual Meeting of Shareholders

CALGARY, ALBERTA – May 7, 2026 - Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) is pleased to announce the voting results from its annual meeting of shareholders held May 7, 2026 in Calgary, Alberta (the “Meeting”).

Voting Results from the Meeting

Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated April 2, 2026 (the “Information Circular”), which is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at http://www.greenfireres.com/investors.

A total of 103,568,507 Common Shares representing approximately 82.57 percent of the Company’s issued and outstanding Common Shares were voted in person and by proxy at the Meeting. All matters presented at the Meeting were approved including the election of all seven nominees listed in the Information Circular. The complete voting results for each matter presented at the Meeting are provided below.

Election of Directors

The following seven nominees were elected as directors of Greenfire to serve until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes For	Votes Withheld
Adam Waterous	98.88%	1.12%
	99,168,748	1,119,775
Tom Ebbern	99.93%	0.07%
	100,217,332	71,191
Henry Hager	99.60%	0.40%
	99,886,546	401,977
Brian Heald	99.98%	0.02%
	100,267,003	21,520
Andrew Kim	99.60%	0.40%
	99,886,546	401,977
David Knight Legg	99.99%	0.01%
	100,276,903	11,620
David Roosth	99.61%	0.39%
	99,896,546	391,977

Appointment of Auditors

Deloitte LLP, Chartered Professional Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the directors of the Company.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW

Suite 800

Calgary, AB T2P 3N9

investors@greenfireres.com

greenfireres.com